FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 20 DATED JUNE 28, 2011
TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011, supplement no. 18 dated June 1, 2011 and supplement no. 19 dated June 7, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of the 7601 Technology Way Building; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of June 22, 2011, we had raised aggregate gross offering proceeds of approximately $98.8 million from the sale of approximately 4.0 million shares in this offering, including shares sold under our distribution reinvestment plan.

Property Acquisition and Related Financing

On June 27, 2011, we purchased a six-story office building containing approximately 183,000 square feet (the "7601 Technology Way Building") for approximately $41.5 million, exclusive of closing costs. The 7601 Technology Way Building was funded with proceeds of $15.6 million from our $70.0 million secured revolving credit facility, proceeds of $24.9 million from a mortgage loan, as described in more detail below, and proceeds of $1 million raised from this offering. The 7601 Technology Way Building was built in 1997 and is located on approximately 9.9 acres of land in Englewood, Colorado. The 7601 Technology Way Building was purchased from LBA Realty Fund II-Company VII, LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor.

The 7601 Technology Way Building is currently 100% leased to Jackson National Life Insurance Company (“Jackson National Life”). Jackson National Life is a life insurance and financial services organization that provides products and services in the areas of fixed, indexed and variable annuities, as well as term and permanent life insurance. Jackson National Life utilizes the 7601 Technology Way Building to provide executive and administrative support to its sales and training operations.

The current annual effective base rent under the Jackson National Life lease is approximately $4.4 million. The current weighted-average rental rate over the lease term is approximately $24.94 per square foot. Jackson National Life's lease expires in March 2017, but it has the right to extend the term of its lease for two additional five-year renewal periods at 95% of the then-current market rate.
Based on the current condition of the 7601 Technology Way Building, we do not believe it will be necessary to make significant renovations to the 7601 Technology Way Building. Our management believes that the 7601 Technology Way Building is adequately insured.

On June 27, 2011, in connection with our acquisition of the 7601 Technology Way Building, we entered into a mortgage loan agreement with PNC Bank, National Association, an unaffiliated entity, as lender (“PNC”), to borrow $24.9 million (the "Technology Way Loan"). The Technology Way Loan matures on June 27, 2014 (the “Maturity Date”) with two extension options of 12 months each upon payment of an extension fee equal to 0.15% of the outstanding principal loan balance. The Technology Way Loan provides for interest to be incurred based on, at our option, LIBOR for one-, two-, three-, or six-month periods, plus 2.00% (the “LIBOR Rate”), or at an alternate base rate (the “Base Rate”), plus 1.00%. The Base Rate for any day is the greatest of (1) the rate of interest publicly announced by PNC as its prime rate in effect at its principal office for such day; (2) the federal funds rate for such day plus 0.75%; or (3) the one-month LIBOR Rate for such day plus 1.00%.
The Technology Way Loan is secured by a first mortgage lien on the assets of the 7601 Technology Way Building including the land, fixtures, improvements, leases, rents and reserves. The initial term of the Technology Way Loan requires monthly interest-only payments with the entire balance due at maturity, assuming no prior principal prepayment. We may prepay, in whole or in part, the amounts outstanding under the Technology Way Loan at any time without penalty. The Technology Way Loan contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Technology Way Loan.

Information Regarding Our Indebtedness

As of June 27, 2011, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 50%. As of June 27, 2011, we had total outstanding indebtedness of approximately $86.3 million, which consisted of approximately $50.3 million drawn from our $70.0 million secured revolving credit facility with Regions Bank, a $24.9 million mortgage loan with PNC that matures on June 27, 2014, which we refer to as the Technology Way Loan, and a $11.1 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011, supplement no. 18 dated June 1, 2011, supplement no. 19 dated June 7, 2011, and supplement no. 20 dated June 28, 2011.

Supplement no. 15 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	the amendment of our bylaws;

•	changes to the composition of our board of directors;

•	a change to the compensation paid to our independent directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update regarding our dealer manager;

•	the cap on the debt financing fee payable to our advisor and its affiliates;

•	a change to the disposition fee payable to our advisor and its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•	updates to the “Prior Performance Summary” section of our prospectus;

•	updates to the “Experts” section of our prospectus;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2010.

Supplement no. 16 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.

Supplement no. 17 includes:

•	acquisition of the Duke Bridges I & II Buildings;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 12, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2011.

Supplement no. 18 includes:

•	the status of the offering; and

•	the acquisition of the Miramar Centre II Building.

Supplement no. 19 includes:

•	information regarding our indebtedness;

•	the execution of an agreement to purchase a six-story office building containing approximately 183,000 square feet in Englewood, Colorado; and

•	information regarding the renewal of our advisory agreement.

Supplement no. 20 includes:

•	the status of the offering;

•	the acquisition and related financing of the 7601 Technology Way Building; and

•	information regarding our indebtedness.